UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

RECD S.E.C.
DEC 20 2006
1086

December 5, 2006

No Act
P.E. 11-6-06

Stuart S. Moskowitz
Senior Counsel
International Business Machines Corporation
New Orchard Road
Armonk, NY 10504

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 12/05/2006

Re: International Business Machines Corporation
Incoming letter dated November 6, 2006

Dear Mr. Moskowitz:

This is in response to your letter dated November 6, 2006 concerning the shareholder proposal submitted to IBM by Edward Foster. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

[redacted]

06066214

PROCESSED
JAN 12 2007
THOMSON
FINANCIAL

Enclosures

cc: Edward Foster
P.O. Box 4404
Avon, CO 81620

5/43

IBM

Office of the Vice President
Assistant General Counsel

New Orchard Road
Armonk, NY 10504

RECEIVED 2006 NOV 13 PM 12:13 OFFICE OF CHIEF COUNSEL CORPORATION FINANCE

November 6, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Subject: 2007 IBM Stockholder Proposal of Mr. Edward Foster

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this letter, together with an e-mail addressed to our Chairman and Chief Executive Officer, Samuel J. Palmisano, dated June 28, 2006 from Mr. Edward Foster (the "Proponent"), which e-mail included a stockholder proposal (the "Proposal"). The e-mail containing the Proposal is attached hereto as <u>Exhibit A.</u>

The pertinent part of the e-mail to Mr. Palmisano sets forth the following Proposal:

> **"I request a shareholder proposal for vote at the 2007 annual meeting for your removal."**

IBM believes the Proposal may properly be omitted from the proxy materials for IBM's annual meeting of stockholders scheduled to be held on April 24, 2007 (the "2007 Annual Meeting") for the reasons set forth below. To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

I. THE PROPOSAL MAY BE OMITTED UNDER RULES 14a-8(b)(1), (b)(2) and (f) BECAUSE THE PROPONENT FAILED TO RESPOND WITH ANY INFORMATION REQUIRED UNDER SUCH RULES REGARDING HIS ELIGIBILITY TO SUBMIT A PROPOSAL, DESPITE THE TIMELY AND SPECIFIC REQUEST OF THE COMPANY FOR THE PROPONENT TO FURNISH SUCH REQUIRED INFORMATION.

Following receipt of the Proponent's e-mail stockholder proposal on June 28, 2006, the Company examined the submission, checked our stock records, and determined that the Proponent was <u>not</u> an IBM stockholder of record. In this connection, the Proponent, having submitted multiple proposals to IBM over the years, knew from his prior correspondences with the undersigned that he was not an IBM stockholder of record. As the subject of multiple no-action letter requests from the undersigned on the very same question relating to providing proper proof his own beneficial stock ownership in

November 2005 and December 2003, the Proponent was already well aware of the fact that he needed to properly prove his continuous beneficial ownership under Rule 14a-8(b). International Business Machines Corporation (November 30, 2005) and International Business Machines Corporation (December 29, 2003)(proposals from Mr. Edward Foster were properly excluded from IBM's 2006 and 2004 proxy statements with the staff's concurrence based upon the Proponent's failure to supply, within 14 days of receipt of IBM's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b)).[1]

This year, as in the past, based upon the Proponent's prior history with the undersigned on the issue of his IBM stock ownership, the Proponent stated, *sua sponte*, in his 6-28-06 e-mail to Mr. Palmisano containing the proposal:

> **"In the past my proposals have been denied by S.S. Moskowitz on the based upon an invalid claim I am not a shareholder. This year I will preempt Moskowitz by writing the SEC with proof of my voting authorization based on stock ownership." (sic)**
>
> **"However, every year I receive a proxy card which I return usually voting in favor of most shareholder proposals. The control # for my 2006 proxy is 1992634544508."**

(**Exhibit A**)

The Proponent provided IBM with no other information concerning his stock ownership at the time he filed the Proposal.

Since the Proponent was ***not*** a stockholder of record, and since the information set forth in the Proponent's e-mail could not serve to confirm the Proponent's continuous beneficial ownership of IBM stock under the SEC's regulations, the undersigned timely sent a letter to the Proponent dated July 5, 2006, seeking proper proof of his beneficial ownership. (**Exhibit B**).

IBM's letter was timely posted on July 6 in Armonk, NY, using United States Postal Service ("USPS") Express Mail (Tracking Number EK307189573 US) (**Exhibit C**). The USPS office in Avon, Colorado attempted to deliver the letter to the Proponent on July 7, leaving a notice for the Proponent. (**Exhibit D**).[2] The USPS subsequently confirmed in writing that IBM's July 5 letter was signed for on July 13, 2006. (**See Exhibit F**).

---

[1] Three additional proposals from the instant Proponent were also excluded with staff concurrence last season under 14a-8(c). See International Business Machines Corporation (March 7, 2006).

[2] On July 11, 2006, when we had not received confirmation that the Proponent received our July 5 letter, the Company again sent the Proponent a duplicate copy of our July 5 letter to him, this time via e-mail. (See **Exhibit E**) The Proponent never responded in any way to our e-mail.

The 14 day period set forth in the Commission's regulations for the Proponent to respond to IBM with information responsive to our July 5 letter request has long expired, and **no** response has ***ever*** been received to our request for information.

In our July 5, 2006 letter, we acknowledged receipt of the Proponent's June 28, 2006 e-mail. We courteously noted to the Proponent that we could not find him as a stockholder of record, and that the information he provided was not sufficient to substantiate proof of his continuous beneficial ownership of IBM stock under the SEC's regulations. Since the information furnished by the Proponent in his e-mail was insufficient to establish eligibility to file a stockholder proposal, we clearly described such SEC rules to the Proponent, as well as the Proponent's former record ownership history to him. We stated, in the ***second*** paragraph:

> First, regarding your stockholder proposal, please understand that in order to be eligible to submit a proposal for consideration at IBM's 2007 Annual Meeting, SEC Regulation 14A requires that you must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting. Following receipt of your e-mail, we diligently searched our books and records, but were unable to find you listed as a current IBM stockholder of record. In this connection, while we were able to see that you used to maintain three separate accounts of record, we also noted that you closed the last of those accounts back in January 2002. At the present time, you do not appear to be an IBM stockholder of record, and the information you provided does not substantiate your ownership of stock in accordance with SEC regulations. In this connection, please understand that any interest in IBM stock you may hold in a brokerage account, the 401(k) Tax Deferred Savings Plan, or through some other intermediary are not IBM shares of record, and as such, we have no way of verifying beneficial ownership of those shares and your eligibility under Regulation 14A.

(Exhibit B)

After stating that we needed for the Proponent to verify his share ownership, the Company also clearly noted the specific defects in what the Proponent had submitted to us. We again explained to him in the ***third*** paragraph of our letter that any interest in IBM stock the Proponent may have held under the 401(k) Tax Deferred Savings plan or a brokerage account were ***not*** IBM shares of record, and as such, we could not verify his eligibility to submit a proposal from the information he furnished. We also clearly pointed out to the Proponent that the voting card number he referenced in his e-mail did not substantiate proof of *continuous* beneficial ownership under the SEC's regulations, and his eligibility to file a proposal. We wrote:

> When I checked our earlier correspondences, in 2003, you informed us that you then held shares in a brokerage account as well as in the 401(k) Tax Deferred Savings Plan. **Note that any IBM stock you may now hold in these entities are not IBM shares of record.** ***Moreover, while the control number you provided to Mr. Palmisano may well be your voting instruction control number for the record holder of your shares to vote shares you held as of the 2006 annual meeting record date, this does not***

> ***substantiate proof of beneficial ownership of IBM stock under the SEC's regulations.*** Since those shares are not IBM shares of record, and since the Company does not maintain the ownership records for the 401(k) Tax Deferred Savings Plan, we cannot verify your claim of eligibility to submit a proposal in accordance with the SEC's regulations. I am therefore now requesting from you proper proof of your stockholdings, as required under the SEC's regulations, and as fully described for your reference in this letter. **(See Exhibit B)**

The Company then went on to outline, *in detail*, what the Proponent had to do to establish proper proof of IBM stock ownership under the SEC's regulations. In pertinent part, the Company wrote, in the ***fourth*** paragraph of our letter:

> If you are not a registered stockholder, please understand that the company does not know that you are a stockholder, or how many shares you own. In this case, you must prove your eligibility to the company in one of two ways: The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. The second way to prove ownership applies only if you have filed a Schedule 13D (17 C.F.R. §240.13d-101), Schedule 13G (17 C.F.R. §240.13d-102), Form 3 (17 C.F.R. §249.103), Form 4 (17 C.F.R. §249.104) and/or Form 5 (17 C.F.R. §249.105), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company: (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level; (B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and (C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual meeting. **(See Exhibit *B*)**

Finally, the Company called to the Proponent's attention the Commission's 14-day time limitation to reply to the Company with all of the required information, writing at the end of that same paragraph:

> Please note that all of the required documentation I've requested from you in this letter must be sent to directly to my attention at the above address within 14 calendar days of the date you receive this request, and that the Company reserves the right to omit your submission in accordance with the SEC's regulations. **(See Exhibit *B*)**

The Proponent never responded in any way to our July 5, 2006 letter.

ANALYSIS

A. The Proponent is <u>not</u> an IBM Stockholder of Record

In the first place, we wish to again make clear --just as we have done previously in both our December 2003 and November 2005 no-action letter requests to the SEC involving this same Proponent -- that the Proponent is not an IBM stockholder of record. Most recently, in the Company's July 5, 2006 letter, we informed the Proponent that he was not listed as a stockholder of record of IBM common stock. The Company's stock transfer records are maintained by Computershare Trust Company, N.A. ("Computershare"), formerly known as Equiserve Trust Company. If the Proponent was, *in fact*, an IBM stockholder of record, he would be so listed on our books and records, as maintained by Computershare. He is not, in fact, listed as a current IBM stockholder of record. In this connection, as we did both last year as well as in 2003, we courteously noted that the Proponent had, *in the past*, held three separate accounts of record for IBM common stock, but that the last of these accounts was closed in January 2002. (See Exhibit B). As a result, we asked the Proponent to provide proof of any ***beneficial ownership*** of IBM shares, in accordance with Rule 14a-8.

B. Providing the Company with a control number from a voting instruction card for shares owned beneficially on the record date cannot prove continuous beneficial ownership or eligibility to submit a proposal under Rule 14a-8(b).

The Proponent never responded to our July 5 request. The Proponent may continue to believe that furnishing us with a control number from a voting instruction card he received for shares he holds beneficially as of the record date entitles him to submit a stockholder proposal. It does not. The fact that the Proponent may have held IBM stock beneficially as of a record date -- the applicable Record Date for the 2006 IBM Annual Meeting was February 24, 2006 -- only serves to permit him to vote shares he actually held on such date. In this connection, in 2003, when the Proponent filed a stockholder proposal, in response to our request for proper proof of his beneficial ownership, the Proponent informed IBM that he held stock at Schwab as well as in the IBM Savings Plan, a 401(k) arrangement (hereinafter, the "Savings Plan"). As the Proponent already knows, IBM is not the record holder for either Schwab or the Savings Plan, as we've told him this before. As we've also explained in earlier years, the Savings Plan is a 401(k) arrangement which allows eligible employees to defer a portion of their pay on a tax-favored basis into a tax exempt trust pursuant to Internal Revenue Service guidelines. The contributions are invested by the Trustee of the Savings Plan in a selection of investment funds, including an IBM Stock Fund, as directed by the employee. To the extent the Proponent this year may still hold a beneficial ownership interest in the IBM Stock Fund investment alternative under the Savings Plan, it is important to understand that any such ownership interest *does not* constitute record ownership in IBM common stock. The fact that the Proponent received a Proxy/Voting Instruction Card for shares he may have held in the Savings Plan as of the 2006 Record Date cannot in any way serve to prove that Proponent continuously held the requisite *amount* of IBM securities for the relevant period. In this connection, State Street Bank and Trust Company, the Trustee of the Savings Plan, is the sole stockholder of record of IBM shares which are held in the IBM Stock Fund investment alternative under the Savings Plan, and the Proponent provided nothing from the record holder to verify his eligibility to submit a stockholder proposal.

As in both our 2003 and 2005 no-action letter requests, there continues to be no valid basis for the Proponent to assume that IBM should go out to the record holder of his stock and verify for him whether he maintained continuous beneficial ownership of the requisite securities for Rule 14a-8 purposes. It is axiomatic that a registrant cannot be charged with the responsibility of tracking down the beneficial holdings of individual participants in a fund where record ownership is held by a wholly unrelated entity. In this connection, the SEC has made clear that it is up to each individual beneficial holder of shares to secure, upon the Company's request, proper proof of their continuous beneficial holdings from the record holder of their shares. The Proponent has never done this, despite our specific requests. The fact that the Proponent has again this year furnished us with a Voting Instruction Card control number under which he may have provided voting instructions to the Trustee for shares he held as of the record date does not constitute proper proof of beneficial ownership under the SEC's regulations. International Business Machines Corporation (November 30, 2005).

Moreover, even if the Proponent held a sufficient amount of IBM shares as of the 2006 Record Date, that information does not in any event serve to verify that he continuously held shares for the relevant time period required under Rule 14a-8, as described in our July 5, 2006 letter. In fact, the Proponent provided no evidence proving that he owned IBM stock sufficient to support the filing of a proposal under Rule 14a-8(b), and there is nothing in the Proponent's *own* correspondence to IBM which can properly serve to satisfy the SEC regulations we pointed out to the Proponent, since statements from a beneficial owner about his own stock ownership cannot, in any event, serve to satisfy the Commission's regulatory requirements for independent corroborative proof of continuous beneficial ownership. In this connection, the staff has made it clear on numerous occasions that assertions by a putative beneficial owner as to his/her own stock ownership and/or the required holding period for such shares cannot serve to establish the requisite proof of beneficial ownership under Rule 14a-8. See International Business Machines Corporation (November 30, 2005)(also involving Mr. Foster); International Business Machines Corporation (January 11, 2005); International Business Machines Corporation (December 29, 2003)(also involving Mr. Foster); International Business Machines Corporation (January 14, 2002) Oracle Corporation (June 22, 2001); AT&T Corp. (January 24, 2001) (stockholder's own statements insufficient, even when coupled with brokerage statements); International Business Machines Corporation (December 16, 1998)(statements by proponent as to efficacy of his own brokerage documentation determined by staff to be insufficient to prove that proponent in fact satisfied the continuous minimum ownership requirement for the one year period required by current Rule 14a-8(b)).

The staff has regularly granted no-action relief to registrants where proponents have failed, following a timely and proper request by a registrant, to furnish the full and proper evidence of continuous beneficial ownership called for under the regulations in a timely fashion. International Business Machines Corporation (January 11, 2005); International Business Machines Corporation (January 7, 2004); International Business Machines Corporation (January 22, 2003); International Business Machines Corporation (January 8, 2002); Oracle Corporation (June 22, 2001); Bank of America (February 12, 2001); Eastman Kodak Company (February 7, 2001) (statements deemed insufficient); Bell Atlantic Corporation (July 21, 1999)(proponent's brokerage documentation found by staff insufficient to prove continuous beneficial ownership); Skaneateles Bancorp, Inc. (March

8, 1999)(letter by proponent as to stock ownership coupled with broker's letter also properly determined to be insufficient proof of beneficial ownership under Rule 14a-8(b)). The same result should again apply here.

Under the Commission's rules, the burden of establishing proof of continuous beneficial ownership under Rule 14a-8 is on the stockholder, and here, the Proponent utterly failed to meet that burden. Under Rule 14a-8(f), the Company timely and courteously notified the Proponent that the Company required proper proof of continuous beneficial ownership of IBM stock, as required by Rule 14a-8(b), and we further advised specifically what would constitute such proper proof. The Company also advised the Proponent of the 14 day time period in the Commission's regulations for furnishing such information to the Company. In fact, a duplicate copy of the Company's July 5 letter request was also timely furnished to the Proponent for this purpose via e-mail. After having received timely, clear and specific requests for all of the information required by the SEC's regulations, the Proponent failed to provide any of the information called out by the Company which would prove that the Proponent continuously held the minimum amount of IBM shares for the requisite period. Because the Proponent failed to respond with the requested information required by Rule 14a-8(b) to substantiate continuous beneficial ownership of IBM stock, IBM now respectfully requests your advice that the Division will not recommend any enforcement action to the Commission if IBM omits the instant Proposal from our proxy materials being prepared for the 2007 Annual Meeting under Rules 14a-8(b) and (f).

II. CABOT RELIEF IS ALSO WARRANTED WITH RESPECT TO THE INSTANT PROPOSAL, AND THE COMPANY RESPECTFULLY RENEWS ITS REQUEST FOR SUCH RELIEF.

Over the years, the Proponent continues to e-mail multiple proposals to IBM with the same theme--to have IBM terminate Mr. Palmisano, our Chairman and CEO. In addition, notwithstanding the Proponent's knowledge of the stockholder proposal process, the Proponent continues to ignore the rules as have been clearly pointed out to him in multiple correspondences over the last 4 years asking him to properly substantiate his stock ownership. Indeed, since July 2002, the Proponent has e-mailed the Company more than 25 times, including among such e-mails multiple complaints about Mr. Palmisano's performance, and multiple stockholder proposals that seek to have IBM terminate Mr. Palmisano. But each year, when we seek information to substantiate his eligibility under Rule 14a-8, the Proponent utterly ignores those requests. In addition, last season, the Proponent also ignored the Commission's one-proposal rule as well as the staff's November 30, 2005 no-action letter[3], electing to file three additional proposals trumpeting the same issues. See International Business Machines Corporation (March 7, 2006). This is a gross abuse of the stockholder proposal process, and clearly not what Rule 14a-8 was designed to achieve. Indeed, the Proponent, an intelligent man and former IBM employee, knowingly continues to waste the time and resources of the staff of the SEC as well as the Company to address his issues. Hence, in addition to requesting staff concurrence to exclude the instant Proposal under Rules 14a-8(b)(1), (b)(2) and (f), the Company is also renewing its request for **Cabot** relief with respect to any future submissions of a same or similar nature

[3] International Business Machines Corporation (November 30, 2005).

from the instant Proponent. See Cabot Corporation (November 4, 1994); International Business Machines Corporation (December 12, 2005); Cabot Corporation (January 16, 2002); Exxon Mobil Corporation (March 5, 2001); Unocal Corporation (March 30, 2000).

We are sending the Proponent a copy of this letter, advising him of our intent to exclude the Proposal from the proxy materials for the 2007 Annual Meeting. The Proponent is respectfully requested to copy the undersigned on any response that the Proponent may choose to make to the staff. If you have any questions relating to this submission, please do not hesitate to contact the undersigned at (914) 499-6148. Thank you for your attention and interest in this matter.

Very truly yours,

Stuart Moskowitz

Stuart S. Moskowitz
Senior Counsel

Attachments

copy, with attachments, to:

Mr. Edward Foster
P.O. Box 4404
Avon, CO 81620

Exhibit A

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2007 Proxy Statement pursuant to Rule 14a-8

Attachment: Original Letter

From: email-sjp@www.ibm.com.cs186.net on 06-28-2006 09:33 AM

To: undisclosed-recipients:;
cc:
Subject: General comments:

Unless you announce some sensational 2 Q earnings it appears you will have taken IBM stock to a new 52 week low. Congratulations.

Thus far since taking over a CEO you have reduced the share price by $50 a 40% loss in shareholder value. Again congratulations.

I request a shareholder proposal for vote at the 2007 Annual meeting for your removal.

In the past my proposals have been denied by S.S. Moskowitz on the based upon an invalid claim I am not a shareholder. This year I will preempt Moskowitz by writting the SEC with proof of my voting authorization based upon stock ownership.

However, every year I receive a proxy card which I return usually voting in favor of most shareholder proposals.

The control # for my 2006 proxy is 1992634544508. I would like a response as to the out come of the voting on all 2006 proposals ,especialy the proposal for majority voting of directors. As soon as shareholders take control of the Board they will be able to determine executive compensation and continued employment which is currently being legistated by you office.

This information has been provided by users of the IBM World Wide Web Home Page for Office.

Originated on:
2006/06/28 13:33:10 CUT

Category/Subject:
Category: General comments

Originated by:
ed foster

E-Mail: efosteraz@aol.com

Delivered To:
Principal 017

Exhibit B

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2007 Proxy Statement pursuant to Rule 14a-8

New Orchard Road
Armonk, NY 10504

VIA EXPRESS MAIL

July 5, 2006

Mr. Ed Foster
P.O. Box 4404
Avon, CO 81620

Re: Your E-Mail of June 28, 2006 to Mr. S. J. Palmisano

Dear Mr. Foster:

I am responding to your e-mail to Mr. Samuel J. Palmisano, IBM CEO, dated June 28, 2006, which included a stockholder proposal for our 2007 Proxy Statement seeking for Mr. Palmisano to be removed. You also requested a copy of the voting results from the 2006 Annual Meeting.

First, regarding your stockholder proposal, please understand that in order to be eligible to submit a proposal for consideration at IBM's 2007 Annual Meeting, SEC Regulation 14A requires that you must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting. Following receipt of your e-mail, we diligently searched our books and records, but were unable to find you listed as a current IBM stockholder of record. In this connection, while we were able to see that you used to maintain three separate accounts of record, we also noted that you closed the last of those accounts back in January 2002. At the present time, you do not appear to be an IBM stockholder of record, and the information you provided does not substantiate your ownership of stock in accordance with SEC regulations. In this connection, please understand that any interest in IBM stock you may hold in a brokerage account, the 401(k) Tax Deferred Savings Plan, or through some other intermediary are not IBM shares of record, and as such, we have no way of verifying beneficial ownership of those shares and your eligibility under Regulation 14A.

When I checked our earlier correspondences, in 2003, you informed us that you then held shares in a brokerage account as well as in the 401(k) Tax Deferred Savings Plan. Note that any IBM stock you may now hold in these entities are not IBM shares of record. Moreover, while the control number you provided to Mr. Palmisano may well be your voting instruction control number for the record holder of your shares to vote shares you held as of the 2006 annual meeting record date, this does not substantiate proof of beneficial ownership of IBM stock under the SEC's regulations. Since those shares are not IBM shares of record, and since the Company does not maintain the ownership records for the 401(k) Tax Deferred Savings Plan, we cannot verify your claim of eligibility to submit a proposal in accordance with the SEC's regulations. I am therefore now requesting from you proper proof of your stockholdings, as required under the SEC's regulations, and as fully described for your reference in this letter.

If in fact you are an IBM stockholder of record with other account(s) we are unaware of, we apologize for not locating you in our own records. In such case, we will need for you to advise me precisely how your IBM shares are listed on our records, and to provide the company with a written statement that you intend to continue to hold the securities required above through the date of the 2007 meeting of shareholders. If you are not a registered stockholder, please understand that the company does not know that you are a stockholder, or how many shares you own. In this case, you must prove your eligibility to the company in one of two ways: The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. The second way to prove ownership applies only if you have filed a Schedule 13D (17 C.F.R. §240.13d-101), Schedule 13G (17 C.F.R. §240.13d-102), Form 3 (17 C.F.R. §249.103), Form 4 (17 C.F.R. §249.104) and/or Form 5 (17 C.F.R. §249.105), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company: (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level; (B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and (C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual meeting. Please note that all of the required documentation I've requested from you in this letter must be sent to directly to my attention at the above address within 14 calendar days of the date you receive this request, and that the Company reserves the right to omit your submission in accordance with the SEC's regulations.

With regard to your request for the voting results for the 2006 Annual Meeting, you should be aware that we post those results on our Company's web site promptly after the meeting. See ***http://www.ibm.com/investor/services/pdf/2006vote.pdf***. For your convenience, however, I am also enclosing a copy of these results, in case you do not have ready Internet access. IBM's Internet web site contains a host of interesting and exciting information about our Company, and, as an IBM retiree, we encourage you to visit our web site at ***http://www.ibm.com***. We also thank you for taking the time to write and for your continuing interest and attention in these matters.

Very truly yours,

Stuart S. Moskowitz
Senior Counsel

Enclosure

Exhibit C

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2007 Proxy Statement pursuant to Rule 14a-8

EXPRESS MAIL
UNITED STATES POSTAL SERVICE

POST OFFICE TO ADDRESSEE

EK307189573US

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FROM: (PLEASE PRINT) PHONE: 914 499 4669
IBM
NEW ORCHARD RD
MD #329
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ATTN- S. MOSKOWITZ

TO: (PLEASE PRINT) PHONE: 970 949 0713
ED FOSTER
P.O. BOX 4404
AVON, CO 81620

FOR PICKUP OR TRACKING CALL 1-800-222-1811 www.usps.com EMS

Label 11-B September 1999 THANK YOU FOR CHOOSING EXPRESS MAIL.

Exhibit D

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2007 Proxy Statement pursuant to Rule 14a-8

UNITED STATES POSTAL SERVICE

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Exhibit E

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2007 Proxy Statement pursuant to Rule 14a-8

Corporate Secretary/Armonk/IBM
Sent by: Alice Klein

07/11/2006 02:18 PM

Default custom expiration date of 07/11/2007

To efosteraz@aol.com
cc
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Subject Undelivered Mail

----- Forwarded by Alice Klein/Armonk/IBM on 07/11/2006 02:14 PM -----

Corporate Secretary/Armonk/IBM
Sent by: Alice Klein

07/11/2006 02:11 PM

To efosteraz@aol.com
cc
Subject Undelivered Mail

Below is another copy of a letter we sent to you via US Express Mail on July 6.

IBM Corporation
Office of the Corporate Secretary
New Orchard Road
Mail Stop 329
Armonk, NY 10504

VIA EXPRESS MAIL

July 5, 2006

Mr. Ed Foster
P.O. Box 4404
Avon, CO 81620

Re: Your E-Mail of June 28, 2006 to Mr. S. J. Palmisano

Dear Mr. Foster:

I am responding to your e-mail to Mr. Samuel J. Palmisano, IBM CEO, dated June 28, 2006, which included a stockholder proposal for our 2007 Proxy Statement seeking for Mr. Palmisano to be removed. You also requested a copy of the voting results from the 2006 Annual Meeting.

First, regarding your stockholder proposal, please understand that in order to be eligible to submit a proposal for consideration at IBM's 2007 Annual Meeting, SEC Regulation 14A requires that you must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting. Following receipt of your e-mail, we diligently searched our books and records, but were unable to find you listed as a current IBM stockholder of record. In this connection, while we were able to see that you used to maintain three separate accounts of record, we also noted that you closed the last of those accounts back in January 2002. At the present time, you do not appear to be an IBM stockholder of record, and the information you provided does not substantiate your ownership of stock in accordance with SEC regulations. In this connection, please understand that any interest in IBM stock you may hold in a brokerage account, the 401(k) Tax Deferred Savings Plan, or through some other intermediary are not IBM shares of record, and as such, we have no way of verifying beneficial ownership of those shares and your eligibility under Regulation 14A.

When I checked our earlier correspondences, in 2003, you informed us that you then held shares in a brokerage account as well as in the 401(k) Tax Deferred Savings Plan. Note that any IBM stock you may now hold in these entities are not IBM shares of record. Moreover, while the control number you provided to Mr. Palmisano may well be your voting instruction control number for the record holder of your shares to vote shares you held as of the 2006 annual meeting record date, this does not substantiate proof of beneficial ownership of IBM stock under the SEC's regulations. Since those shares are not IBM shares of record, and since the Company does not maintain the ownership records for the 401(k) Tax Deferred Savings Plan, we cannot verify your claim of eligibility to submit a proposal in accordance with the SEC's regulations. I am therefore now requesting from you proper proof of your stockholdings, as required under the SEC's regulations, and as fully described for your reference in this letter.

If in fact you are an IBM stockholder of record with other account(s) we are unaware of, we apologize for not locating you in our own records. In such case, we will need for you to advise me precisely how your IBM shares are listed on our records, and to provide the company with a written statement that you intend to continue to hold the securities required above through the date of the 2007 meeting of shareholders. If you are not a registered stockholder, please understand that the company does not know that you are a stockholder, or how many shares you own. In this case, you must prove your eligibility to the company in one of two ways: The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. The second way to prove ownership applies only if you have filed a Schedule 13D (17 C.F.R. §240.13d-101), Schedule 13G (17 C.F.R. §240.13d-102), Form 3 (17 C.F.R. §249.103), Form 4 (17 C.F.R. §249.104) and/or Form 5 (17 C.F.R. §249.105), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company: (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level; (B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and (C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual meeting. Please note that all of the required documentation I've requested from you in this letter must be sent to directly to my attention at the above address within 14 calendar days of the date you receive this request, and that the Company reserves the right to omit your submission in accordance with the SEC's regulations.

With regard to your request for the voting results for the 2006 Annual Meeting, you should be aware that we post those results on our Company's web site promptly after the meeting. See ***http://www.ibm.com/investor/services/pdf/2006vote.pdf*** . For your convenience, however, I am also enclosing a copy of these results, in case you do not have ready Internet access. IBM's Internet web site contains a host of interesting and exciting information about our Company, and, as an IBM retiree, we encourage you to visit our web site at ***http://www.ibm.com*** . We also thank you for taking the time to write and for your continuing interest and attention in these matters.

Very truly yours,

Stuart S. Moskowitz
Senior Counsel

Enclosure

Exhibit F

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2007 Proxy Statement pursuant to Rule 14a-8

UNITED STATES POSTAL SERVICE

Date: 07/19/2006

Stuart Moskowitz:

The following is in response to your 07/07/2006 request for delivery information on your Express Mail item number EK30 7189 573U S. The delivery record shows that this item was delivered on 07/13/2006 at 03:42 PM in AVON, CO 81620 to S FOSTER. The scanned image of the recipient information is provided below.

Signature of Recipient:

Address of Recipient:


Delivery Section
4404

Thank you for selecting the Postal Service for your mailing needs. If you require additional assistance, please contact your local Post Office or postal representative.

Sincerely,

United States Postal Service

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 5, 2006

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: International Business Machines Corporation
Incoming letter dated November 6, 2006

The proposal relates to IBM's chairman and chief executive officer.

There appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(f). We note that the proponent appears not to have responded to IBM's request for documentary support indicating that he has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if IBM omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Ted Yu
Special Counsel